Braze, Inc.

330 West 34th Street, Floor 18

New York, New York 10001

VIA EDGAR

November 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Jan Woo, Legal Branch Chief

Priscilla Dao, Staff Attorney

Robert Littlepage, Accounting Branch Chief

Claire DeLabar, Senior Staff Accountant

RE:    Braze, Inc.

Registration Statement on Form S-1

File No. 333-260428

Ladies and Gentlemen:

Braze, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, November 16, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Nicole Brookshire, Jodie Bourdet, Peter Byrne and Owen Williams of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (212) 479-6157, or in her absence, Jodie Bourdet at (415) 693-2054.

[Signature Page Follows]

Very truly yours,

Braze, Inc.

By:	/s/ Susan Wiseman
Name:	Susan Wiseman
Title:	General Counsel

cc:    William Magnuson, Braze, Inc.

Isabelle Winkles, Braze, Inc.

Nicole Brookshire, Cooley LLP

Jodie Bourdet, Cooley LLP

Peter Byrne, Cooley LLP

Owen Williams, Cooley LLP

John Ericson, Simpson Thacher & Bartlett LLP